Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: #KC has been an incredible home for @Sprint & we’re committed to help strengthening the region with #OverlandPark as a second headquarters for a combined @Sprint & @TMobile. @traceylosborne @KCStar More Info: sprint.co/2r7Iaid

http://www.kansascity.com/opinion/readers-opinion/guest-commentary/article212677454.html:

Sprint/T-Mobile merger shows promise for the Kansas City region

BY TRACEY OSBORNE OLTJEN

Special to The Star

June 06, 2018 08:26 PM

Updated June 06, 2018 08:26 PM

With roots dating back over 100 years, Sprint is a household name in the Kansas City area. Therefore, it wasn’t surprising when the April 29 announcement of a merger agreement between T-Mobile and Sprint created buzz and anticipation, as well as some uncertainty. This is expected with change, especially when it involves one of our cherished local brands.

As both companies explore a potential merger, city and business leaders, employees and area residents have been closely following developments surrounding this transaction. Speculation now begins to take shape for us locally and around the nation as details of the merger develop.

The merger builds upon Sprint’s footprint in the region and promises positive impacts for economic growth, job creation and telecommunication leadership. As our region’s sixth-largest private sector employer, Sprint plays an integral role in supporting the community and its people. Beyond Sprint’s economic impact as an employer are its hallmarks of civic leadership and philanthropy. The company has made significant capital investment in projects such as the Sprint Center. Perhaps most importantly, you’ll find Sprint team members engaged throughout the region and the country, leading civic and philanthropic organizations to improve our quality of life.

As it aspired to continued innovation and growth in the rapidly-changing world of wireless communication and connectivity, we’ve recognized that change could come for Sprint. This merger provides opportunities, as the new combined company promises positive impacts focusing both on people and investment. While skepticism about those promises is both healthy and expected, we’re pleased with the transparency provided in the merger announcement and subsequent communications regarding net job growth and investment.

The news that Overland Park would serve as a second headquarters in the combined company is welcome. The promise that job growth will be a net positive for the combined company over what exists today, with leadership positions on both campuses, is encouraging. This recognizes the incredible assets our region and Sprint bring to the table: Kansas City’s innovative, hard-working talent, low cost of living and the unique real estate asset of the Sprint campus in Overland Park. This positions us well for Kansas City to remain at the center of wireless innovation for the combined company.

Basic infrastructure used to mean roads, water and wastewater. Now it’s also connectivity of people and data. The new T-Mobile stands to produce benefits far beyond the Kansas City region with promises of expansive coverage, including in underserved rural communities. With a mix of low-, mid- and high-band spectrum, the new company would be uniquely positioned to develop and deploy a nationwide 5G network. Estimates are that 5G could provide 20 times the speed of 4G. That means you could download 10 movies over 5G in the time it would take to download half of the first movie on 4G.

And the Internet of Things? That’s nearly everything with an on/off switch that can connect to the internet and exchange data, from our phones to our cars, refrigerators, coffee makers, lamps, garage doors, wearables, traffic signals and oil rigs. Building a 5G network means we’ll be able to leverage the full power of the next wave of connected devices, virtual reality and artificial intelligence. This brings great opportunities for telemedicine, distance learning and connecting first responders.

The new T-Mobile would build on Sprint’s regional commitment and recently-announced national retail and network improvements. It would bring targeted benefits for us in Kansas City, plus deliver connectivity and access nationwide. We are proud of the Sprint legacy, and look forward to the bright future that lies ahead with the new T-Mobile.

Tracey Osborne Oltjen is president and CEO of the Overland Park Chamber of Commerce

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: .@traceylosborne gets it! A combined @Sprint & @TMobile will be good for #KC! Our commitment to the region with #OverlandPark as HQ2 will drive economic growth & job creation in #KC & across the nation! @KCStar More Info: sprint.co/2Lwfo3h

http://www.kansascity.com/opinion/readers-opinion/guest-commentary/article212677454.html

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.